May 9, 2014
Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:    U.S. Global Investors, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
File No. 000-13928

Dear Ms. Ciboroski:

We are writing in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission received by e-mail dated March 5, 2014 (the “Comment Letter”) concerning the Form 10-K for U.S. Global Investors, Inc. (the “Company”) for the fiscal year ended June 30, 2013. This letter supplements and replaces the responses that we provided in our April 1, 2014, letter to the staff in responses to Comments #4 and #5 in the Comment Letter.

For the convenience of the Staff, we have repeated (in bold) your questions and set forth our responses directly below each question.

Fair Value Hierarchy, page 40

4.We note from your disclosure on page 42 that the fair value of your Level 3 investments in the private company and the venture capital investments is based on cost, adjusted for known changes in value. Please revise your future filings to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustments to make. Please provide us with a draft of your proposed disclosure.

Response:

After further review of ASC 320-10-15, the Company determined that previous filings included an immaterial misclassification of three of the securities. These securities were classified as available-for-sale Level 3 investments, but are not within the scope of ASC 320, because they are equity investments that do not have a readily determinable fair value, as defined in ASC 320-10-20. These investments include common stock of a private company, preferred stock of a private company and an investment in a venture capital partnership. Since these investments do not have a readily determinable market value and do not meet any of the conditions listed in the Master Glossary of ASC 320-10-20, the Company concluded that these investments would fall under the scope of ASC 325. Given that the Company is unable to exercise significant influence over these companies and that these investments do not qualify for the equity method of accounting, the securities should have been classified as other investments and accounted for under the cost method of accounting. The total value using the cost method of accounting of these investments

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MAY 9, 2014

at June 30, 2013; September 30, 2013; and December 31, 2013, was $268,320; $268,320; and $365,530, respectively, which is 3%, 3%, and 5% of available-for-sale investments and 2% or less of total assets at each of these dates, respectively. The Company reviewed the carrying amount of these investments and noted that the values were not materially different from how they would have been accounted for under the cost method of accounting. As of June 30, 2013; September 30, 2013; and December 31, 2013, the difference between fair value and cost method of accounting for these investments, net of tax, was $6,873; $5,596; and $11,382, or 1%, 1%, and 2% of accumulated other comprehensive income. For the periods ending June 30, 2013, September 30, 2013, and December 31, 2013, the change in unrealized loss, net of tax, related to these investments that was included in other comprehensive income was $6,873; $1,276; and $4,509, or 2%, 0%, and 1%, respectively. Net income and earnings per share were not affected. One of the investments was reduced for an other-than-temporary impairment that the Company has determined would have also been recorded if the investment was accounted for under the cost method of accounting. These investments would still be classified as long-term assets; however, an additional line item titled “Other investments” would have been included in the balance sheet for these investments. In the footnote disclosures to the financial statements, these investments would have been removed from the available-for-sale category and the fair value footnote and discussed in the investment footnote. In assessing the effect of the misclassification, the Company considered quantitative and qualitative factors in accordance with the guidance provided in SEC Staff Accounting Bulletin No. 99 “Materiality.” The Company believes that this misclassification had an immaterial effect on previous financial statements and would not have changed or influenced the judgment of a reasonable person relying upon the previous filings. All net income and earnings per share calculations were accurate; this was a deminimis balance sheet misclassification that had an immaterial effect on other comprehensive income. Per ASC 250-10-45-23, the Company determined that the reclassification was in order and may be corrected prospectively as an “out-of-period” adjustment to the March 31, 2014, financial statements. Therefore, the cost method of accounting values for these investments will be classified as other investments on the face of the balance sheet in future filings and the difference between the fair value and the cost method of accounting for these investments will be included in comprehensive income for the quarter ended March 31, 2014.

In the March 31, 2014, Form 10-Q and the June 30, 2014, Form 10-K, the Company will disclose the misclassification in the basis of presentation footnote. Below is a draft of the proposed disclosure:

“Prior to March 31, 2014, the Company classified investments in private and venture capital companies as available-for-sale Level 3 securities. Since these equity investments do not have readily determinable fair values, these investments should have been classified as other investments and accounted for under the cost method of accounting rather than at fair value. The Company determined that the difference between the fair value and the value using the cost method of accounting for these securities is not material to accumulated other comprehensive income or other comprehensive income and did not affect net income or earnings per share. To correct this balance sheet misclassification, the Company has changed the classification of these investments by including these investments in ‘Other investments’ on the face of the balance sheet at cost adjusted for impairments. This reclassification was not material to accumulated other comprehensive income or other comprehensive income and did not affect net income or earnings per share.”

In future filings, the Company will classify investments in equity securities that do not have readily determinable fair values as other investments and disclose that these investments are accounted for under the cost method of accounting and will also disclose how the Company evaluates these investments for impairment. As an investment advisor, the Company has valuation processes and experienced staff, including CPAs, CFAs and lawyers, to assist in fair value assessments, including impairment analysis. Below is a draft of the proposed disclosure, which will be include in the footnote related to investments in Form 10-Q filings and under the Significant Accounting Policies footnote in the Form 10-K.

“Other investments consist of equity investments in entities over which the Company is unable to exercise significant influence and which do not have readily determinable fair values. These equity investments are accounted for under the cost method of accounting and evaluated for impairment. The Company considers many factors in determining impairment, including the severity and duration of the decline in value below cost, the

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MAY 9, 2014

Company’s interest and ability to hold the security for a period of time sufficient for an anticipated recovery in value, and the financial condition and specific events related to the issuer. When an impairment of an equity security is determined to be other-than-temporary, the impairment is recognized in earnings.”

Since our June 30, 2013, Form 10-K was filed, the Company has obtained corporate debt securities that are included in ASC 320 and classified as available-for-sale securities. Certain of these investments are valued by an independent pricing service. These investments are classified as Level 2 since fair value in not directly based on quoted prices. Fair value of the Company’s other debt securities, which are with private companies, are determined based on review of similarly structured issuances in similar jurisdictions. Below is a draft of proposed disclosure to be included in the fair value disclosures footnote discussing these investments.

“Certain corporate debt securities are valued by an independent pricing service using an evaluated quote based on such factors as institutional-size trading in similar groups of securities, yield, quality maturity, coupon rate, type of issuance and individual trading characteristics and other market data. As part of its independent price verification process, the Company reviews the fair value provided by the pricing service using information such as transactions in these investments, broker quotes, and market transactions in comparable investments. Other debt securities are valued based on review of similarly structured issuances in similar jurisdictions.”

“The corporate debt in Level 3 is valued based on review of similarly structured issuances in similar jurisdictions. At March 31, 2014, the Level 3 corporate debt is valued at cost, which approximates fair value as a result of the Company’s review of similar structured issuances in similar jurisdictions.”

5.Please revise your future filings to provide a discussion of your valuation process, including how you decide on your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer to ASC 820-10-50-2f for further guidance.

Response:

In future filings, the Company will discuss its valuation process, including how it decides on its valuation policies and procedures and analyzes change in fair value measurements from period to period in the fair value disclosures footnote. Below is a draft of the proposed disclosure.

“Securities for which market quotations are not readily available are valued at their fair value as determined by the portfolio management team. The portfolio management team includes representatives from the investment, accounting and legal/compliance departments. The portfolio management team meets periodically to consider a number of factors in determining a security’s fair value, including the security’s trading volume, market values of similar class issuances, investment personnel’s judgment regarding the market experience of the issuer, financial status of the issuer, the issuer’s management, and back testing, as appropriate. The fair values may differ from what may have been used had a broader market for these securities existed. The portfolio management team reviews inputs and assumptions and reports material items to the board of directors.”

The Company values listed securities that are not traded on the last day of the quarter at the mean between last reported bid and ask quotation. After further review, the Company determined it is reasonable to classify investments that are valued at the mean between the last reported bid and ask quotation as Level 2. This change only affects footnote disclosure classifications and does not affect the balance sheet or income statement. The Company has an investment in listed dividend-paying common stock that did not trade on June 30, 2013, or December 31, 2013, but did trade on September 30, 2013, and March 31, 2014. Therefore, the Company valued this investment at the mean between the last bid and ask quotation at June 30, 2013, and December 31, 2013, and included the security in the total of Level 1 securities in the notes to the financial statements. At these dates, the fair value of the Company’s investment in this security was $579,823 and $836,425, respectively. During the quarter ended March 31, 2014, the Company sold approximately 23,000 shares out of 73,000 shares of this investment at a price above the valuation in prior filings. In future filings, the Company will classify investments

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MAY 9, 2014

valued at the mean between the last reported bid and ask quotation as Level 2, and in the March 31, 2014, Form 10-Q, will disclose the change in classification. Since this investment had a quoted price at March 31, 2014, the investment was classified as Level 1. In future filings, the Company will include investments that change from being valued at a quoted price to being valued at the mean between the last reported bid and ask quotation, or vice versa, in the disclosures of transfers between Level 1 and Level 2. Below is a draft of the proposed disclosure to be included in the fair value footnote under the Level 1, 2 and 3 table, in the March 31, 2014, Form 10-Q, discussing this reclassification.

“Prior to March 31, 2014, the Company classified investments that were valued using the mean between the last reported bid ask quotation as Level 1 investments. The Company has determined that it is reasonable to classify these securities as Level 2 investments. This reclassification does not affect balance sheet presentation, net income or earnings per share.”

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me by phone at (210) 308-1294 or by email at lcallicotte@usfunds.com.

Sincerely,

/s/ Lisa C. Callicotte
Lisa C. Callicotte
Chief Financial Officer
U.S. Global Investors, Inc.

cc: Frank E. Holmes, U.S. Global Investors, Inc.
Susan B. McGee, U.S. Global Investors, Inc.
Michelle Miller, Securities and Exchange Commission

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